May 6, 2010

VIA EDGAR

Larry Spirgel, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Lenco Mobile Inc. Amendment No. 6 to Registration Statement on Form 10 Filed on May 6, 2010 File Number 000-53830

Ladies and Gentlemen:

Lenco Mobile Inc., a Delaware corporation (the "Company"), has written this letter in response to the comments set forth in the comment letter of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") dated April 23, 2010 (the "Comment Letter") relating to the above-referenced Registration Statement on Form 10 filed on November 9, 2009, and amended on November 18, 2009, December 16, 2009, January 7, 2010, February 18, 2010 and April 15, 2010 (the "Form 10").  Concurrently with the delivery of this letter the Company is filing an Amendment No. 6 to Form 10 (the "Amendment") to address the comments of the Staff in the Comment Letter.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.

Note 1 — Organization and Significant Accounting Policies, page F-7

History of our Current Business Operations and Corporate Structure, page F-8

1.  We note that in your response to comment four of your January 7, 2010 response letter regarding the Capital Supreme (Pty) Ltd acquisition you state "the Company secured the cash for the acquisition through the sale of debt and equity securities to third parties prior to and in contemplation of the acquisition of the shares of Capital Supreme (Pty) Ltd.  The Company raised the proceeds to fund the acquisition principally from the proceeds of the exercise of a warrant by Rendez-Vous Management and a loan from Elvena Enterprises, Inc. that was subsequently converted into stock."  However, we do not see the cash received recorded in your consolidated statement of cash flows.  Please tell us and disclose how these transactions were recorded in your financial statements.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 6, 2010

Furthermore, your consolidated statement of cash flow does not show the cash outflow related to the Capital Supreme acquisition.  In fact, the consolidated statement of cash flow shows the "issuance of shares for the purchase of Capital Supreme Pty Ltd. for $1,903,505" as a non-cash financing and investing activity.  The current disclosure implies that you issued shares directly to the shareholders of Capital Supreme to purchase Capital Supreme rather than what actually occurred, which was to issue shares to a third party for cash (which would be a financing activity) and then use those cash proceeds to purchase the business (which would be an investing activity).  Please revise or advise.

Response: The Company did finance the acquisition of Capital Supreme Pty Ltd. via the issuance of preferred stock and a note payable.  The total cash paid in this acquisition of $1,903,505 was paid directly from the investor to the selling shareholders of Capital Supreme.  Rendez-Vous Management paid $1,000,000 and Target Equity paid $703,505 and each received shares of preferred stock for making these payments on behalf of the Company.  In addition, Elvena Enterprises paid $200,000 and was issued a note payable from the Company.  Subsequently all the preferred shares and the note payable issued as part of the Capital Supreme acquisition were converted into shares of common stock.  The Company has revised the statements of cash flows on page F-6 and F-36 of the Amendment to reflect these transactions.  Because the cash was paid by the investors directly to the selling shareholders of Capital Supreme, the effects of these issuances are recorded in the supplemental disclosure of non-cash financing activities.  The Company has also revised the “Business Acquisition” footnotes on F-24 and F-54 of the Amendment to describe the sources of cash for the acquisition.

Preferred Stock, page F-14

2.   We note that you issued 70 and 140 shares of preferred stock in exchange for services totaling $1,100,000 ($350,000+$750,000).  However, it appears that only $205,743 was actually recorded as preferred shares issued for Company expenses paid in the consolidated statement of shareholders equity.  Please tell us how you recorded these transactions and revise accordingly.

Response: The Company has updated  the “Preferred Stock” footnote on page F-14 of the Amendment to clarify how it accounted for the 210 shares of preferred stock.  In 2007 the Company issued 70 shares of Series B Preferred Stock to Angelique de Maison in exchange for $205,743 of expenses she paid in 2007 on its behalf and a further commitment to pay up to an additional $144,257 in corporate expenses for a total of $350,000.  Accordingly, the Company recorded additional paid in capital during 2007 of $205,743.  Ms. Maison paid expenses in the amount of $182,691 in 2008.  The Company included this additional $182,691 as additional paid in capital in 2008.  The Company also issued 140 shares of Series B Preferred Stock to Target Equity in 2007 in exchange for that entity's commitment to pay up to $750,000 in corporate expenses on the Company's behalf.  In 2008, Target Equity paid $703,505 toward the purchase price of Capital Supreme Pty Ltd. and $38,279 of corporate expenses.  These amounts, along with the $182,691 paid by Ms. Maison were recorded to additional paid in capital in 2008.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 6, 2010

3.  We note that on February 8, 2008 you issued 350 shares of Series B Preferred Stock for the purchase of Digital Vouchers, (Pty) Ltd.  We also note that you issued a one year warrant to purchase 200 shares of Series B Preferred Stock to Rendez-Vous Management Limited for $1,000,000.  However, it is not apparent to us how you recorded these transactions, specifically in your consolidated statement of stockholders equity.  For example, the preferred stock issued for an acquisition is valued at $1 and there does not appear to be any accounting for the preferred stock issued for $1,000,000.  Please tell us in detail how you accounted for these transactions and revise accordingly.  It should be noted that you have goodwill and an intangible asset related to the Digital Voucher acquisition recorded at $207,228 on page F-18 and $350,000 on page F-19, respectively.

Furthermore, tell us where you recorded the receipt of $1,000,000 from Rendez-Vous Management Limited in your consolidated statement of cash flows.

Response: The statement of shareholders’ equity on page F-5 of the Amendment has been revised to properly reflect the common and preferred shares issued for the acquisitions.  The 350 shares of Series B Preferred Stock issued to Digital Vouchers are reflected in the line item “Common and preferred shares issued in acquisitions” on the statement of shareholders’ equity.  The 200 shares of Series B Preferred Stock issued to Rendez-Vous Management upon the exercise of their warrant for $1,000,000 is also reflected in the line item “Common and preferred shares issued in acquisitions” on the statements of shareholders’ equity.

Note 8 — Contingent Liabilities, page F-21

Profit Warranty Related to Capital Supreme Purchase, page F-21

4.   We note on page F-21 regarding your Capital Supreme purchase you issued a profit warranty for 10,000,000 Rand or approximately $1,269,000.  The profit warranty target for the Company's earnings result was an amount of 37,000,000 Rand to be earned over a period of 18 months.  You recorded this contingency in accordance with ASC Topic 80530-35.  However, based on ASC 805-10-65 this guidance was not yet effective for your acquisition that occurred on August 11, 2008.  Please revise to account for this acquisition and the related contingency based on earnings in accordance with paragraph 28 of SFAS 141.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 6, 2010

Response: The Company has revised its disclosure to reflect that it recorded this transaction in accordance with SFAS 141 “Business Combinations.”    At December 31, 2008 and 2009, the Company had reflected the contingent consideration as “contingent consideration liability” in the balance sheets contained herein.

5.   In addition, provide us with further details regarding the warrant call option to acquire 2,000,000 common shares.  Tell us whether you considered this warrant call option as part of the purchase price.  Tell us your accounting for the warrant call option, referring to your basis in accounting literature.

Response: The fair value of the 2,000,000 options was included as part of the purchase price consideration for Capital Supreme (Pty) Ltd.  The purchase consideration payable for Capital Supreme (Pty) Ltd was R25,000,000  (Note that the “R” before all the figures in this financial statement signifies a denomination of “South African Rands”), and was comprised of three components: (i) R15,000,000 was payable in cash upon closing of the transaction, (ii) R10,000,000 was payable under the terms of a profit warranty, and (iii) the Capital Supreme sellers were given an option to purchase 2,000,0000 common shares of Lenco Mobile Inc., for an amount of R1,000,000.

The Company calculated the purchase price of the acquisition to be an aggregate of $3,173,000 which was derived from the three components of the purchase consideration as follows: (i) the initial payment of R15,000,000 was valued at approximately $1,904,000 based on the currency conversion rate; (ii) the profit warranty was factored down from R10,000,000 to R7,000,000 based on our assessment of the probability that the profit warranty would be earned and was valued at approximately $888,000 based on the currency conversion rate; and (iii) the option to purchase 2,000,000 shares of common stock was valued at approximately $381,000 based on a Black Scholes valuation.

The option to purchase 2,000,000 shares of common stock is exercisable for a fixed amount of shares at a fixed exercise price.  Accordingly, the Company accounted for the options as equity.

Note 13 — Income Taxes, page F-22

6.   We note on page F-24, in your reconciliation of the U.S. federal tax statutory rate to your effective tax rate, a change in the valuation allowance of $65,189.  However on page F23, it appears that the valuation allowance was zero at December 31, 2007 and is $186,254 at December 31, 2008.  Please tell us why the change in the valuation allowance appears different on page F-24 versus F-23 and revise accordingly.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 6, 2010

Response: The Company has revised the footnote 13 on page F-23 of the Amendment to properly reflect the total deferred tax assets and valuation allowance of $65,189.  This corresponds to the change in valuation allowance of $65,189 on F-24 of the Amendment.

Financial Statement for the Nine Months Ended September 30, 2009

Note 12 — Common Stock, page F-52

7.   We note you rescinded your acquisition purchase agreement with Eden Marketing Services LLC however, the shares currently remain outstanding.  Please disclose how you accounted for the acquisition and the rescission of the Eden Marketing Services LLC acquisition.

Response: Subsequent to the closing of the Eden Marketing transaction, the Company discovered  that the nature of assets it intended to acquire had been misrepresented and the seller did not have clear title to transfer such assets.  Because the Company cannot take full title to such assets and because of the misrepresentation surrounding the assets, the Company initiated a rescission of this transaction. The Company has notified Eden Marketing Services of our decision to rescind this agreement.  The Company has removed the value the assets and the value assigned to the 3,500,000 shares from its consolidated balance sheets, but continue to show the shares as outstanding until the share certificates are returned to us for cancellation.  According to the guidance of SFAS 5 “Accounting for Contingencies” the Company fully believes that it will prevail in any legal defense of its position and will vigorously defend its position through legal channels should such litigation initiate.  The Company will issue a stop transfer to the transfer agent for the shares related to this issuance if the rescission is not accepted by Eden Marketing Services.  An unfavorable outcome is neither probable nor estimable and, based on the vigorous defense it plans to make should litigation ensue, the Company has not accrued for any loss contingencies relative to this matter.  This additional disclosure has been added to the "Subsequent Events" footnote on page F-25 of the Amendment.

Note 19 — Restatement of Previously Issued Financial Statements, page -59

8.  Please show the effect of each restatement separately.

Response:  The Company has revised "Restatement of Previously Issued Financial Statements" footnote 19 to show the effect of each restatement.

9.   Please revise to present audited financial statements for Capital Supreme (Pty) Limited in accordance with U.S. GAAP for the period from January 1, 2008 through August 11, 2008 (the date of acquisition).  Please note that since Lenco Mobile's operations prior to the merger were relatively insignificant (compared to the operations acquired) prior to the date of the business combination and thus would be considered the predecessor entity.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 6, 2010

Response:  The Amendment includes the audited  financial statements for Capital Supreme (Pty) Ltd for the period from January 1, 2008 to period ending August 10, 2008.

*           *           *           *

On behalf of the Company, I hereby confirm that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (805) 308-9199 or our counsel James A. Mercer III at (858) 720-7469 with any questions or further comments you may have regarding this filing or the responses above.

Sincerely, /s/ Michael Levinsohn Michael Levinsohn Chief Executive Officer

cc:           Inessa Kessman, Senior Staff Accountant
Scott Hodgdon, Staff Attorney
James A. Mercer III, Esq. (via email)
Randal E. Gruber, CPA (via email)

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